3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

June 15, 2011	TSX.V SYMBOL – PL; OTCBB and OTCQB SYMBOL -- PALTF

Pan American Lithium Corp. provides additional details on Chilean Exploration

Pan American Lithium Corp. (the “Company”) is pleased to provide additional details pertaining to its April 29, 2011 press release announcing its exploration program at several of its lithium-potassium properties in Chile.

The Company is working with its business partner, Pro Business Trust (“PBT”), a US-based private entity, to conduct an initial exploration program at the Llanta brines project located 10 km east of the town of Diego del Amagro in Atacama Region III, Chile. Under the terms the agreement, PBT will fund exploration expenses incurred by the Company in exchange for equity in Pan American Lithium Corp.

PBT has retained the Tucson, Arizona-based hydrogeological consulting firm of Montgomery & Associates, to design and implement the program. Montgomery has considerable experience with exploration programs for lithium and potassium brine resources in Latin America. Pan American at Llanta has the ability to earn up to an 80% interest through a joint venture with Sociedad Gareste Ltda., the current owner of the project.

PBT has also engaged Eduardo Aguirre, a drilling contractor from Copiapo, Chile, to conduct the actual drilling of wells into the aquifer at Llanta to test brines and recover cores. The program as designed by Montgomery involves an initial campaign of three diamond drillholes totaling 300 meters of drilling. The work program is anticipated to commence at Llanta on or about June 15, 2011, and is expected to conclude approximately one month later. Laboratory reports on core and brine samples are expected to be furnished soon thereafter.

In aggregate, Pan American has rights in eleven lithium-bearing salars in Chile’s Atacama Region III covering over 20,000 hectares. The Company also has an option to acquire an indirect interest in the Cierro Prieto geothermal lithium brine project in Baja California Norte, Mexico. The Laguna Verde surface brine lake project is the most advanced of the Company’s portfolio of 11 lithium and potassium-bearing brine projects in Chile. Moreover, it has previously been the subject of a NI 43-101-compliant inferred resource estimate with over 512,000 tonnes of lithium carbonate equivalent and over 4.2 million tonnes of potash contained in the surface lake alone.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

For further information contact:
Jeff Ramson
ProActive Capital Resources Group
Tel: (212) 297-6103
Email: www.proactivenewsroom.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) The program as designed by Montgomery contemplates an initial campaign of three diamond drillholes totalling 300 meters of drilling; (ii) The work program is anticipated to commence at Llanta on or about June 15, 2011, and is expected to conclude approximately one month later. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) inability of the Company to close the Offering for any reason; (ii) adverse market conditions; (iii) a decrease in demand for and price of lithium or potassium; and (iv) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.